Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2     Date of Material Change

December 16, 2010

Item 3     News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on December 16, 2010.

Item 4     Summary of Material Change

Gammon Gold Announces the Strategic Option of the La Bandera Project Located in Durango Mexico

Item 5     Full Description of Material Change

Gammon is pleased to announce that the Company has entered into binding Letter of Intent ("LOI") with Aurion Resources Ltd. wherein both parties agree to negotiate a definitive agreement that will provide Gammon with an option to earn up to a 70% joint venture interest in the 12,985 hectare La Bandera Project located in Durango, Mexico. Under the terms defined in the Letter of Intent, Gammon will have the option to earn its interest through a $250,000 private placement in Aurion and a series of escalating work commitments.

The La Bandera project is a low-sulphidation, epithermal gold-silver system located approximately 120 kilometres north-northwest of Durango City, in Durango State. Exploration targets are primarily high grade gold-silver veins, stockwork and breccias associated with favourable structural sites along the regionally extensive La Bandera fault system. La Bandera is host to a more than 20 kilometre long, 40 to 150 metre-wide, epithermal gold vein system that is believed to cover the uppermost portions of the system. Despite this high-level expression, of 2,245 rock samples collected by Aurion and predecessors, 19% of the samples have more than 0.10 grams per tonne gold and 3% contain more than 1.0 grams per tonne gold.

Item 6     Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9     Date of Report

December 16, 2010